

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 27, 2018

Zheng Huang
Chairman of the Board of Directors and Chief Executive Officer
Walnut Street Group Holding Limited
28/F, No. 533 Loushanguan Road, Changning District
Shanghai, 200051
People's Republic of China

>   **Re: Walnut Street Group Holding Limited**
>   **Amendment No. 1 to Draft Registration Statement on Form F-1**
>   **Submitted June 11, 2018**
>   **CIK No. 0001737806**

Dear Mr. Huang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless we note otherwise, our references to prior comments are to comments in our June 5, 2018 letter.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Summary Consolidated Financial Data and Operating Data, page 13

1. Please disclose a reconciliation from the number of shares used in computing historical loss per share to the number of shares used in computing pro forma loss per share.

Capitalization, page 62

2. Please disclose the number of Class A Ordinary shares outstanding on a pro forma and pro forma as adjusted basis and show how the number of shares was computed in each case.

Business

Our Buyers, page 108

3. In response to comment 19, you state that an individual who receives a user recommendation through a social network "may elect to purchase the product directly through an individual purchase or a team purchase or may access the Company's platform through the Pinduoduo mobile app or other access points to make a purchase," and you are therefore "unable to definitively track and quantify buyer traffic or purchases from social networks generally or from Weixin and QQ specifically." Please expand the disclosure in your Business section (and in the risk factor related to social networks on page 18) to quantify the proportion of team purchases in the periods presented which included at least one purchaser who placed the order directly through a social network generally and directly through Weixin and QQ specifically. If you cannot provide this information please explain why and provide qualitative disclosure explaining the impact on your business of social networks generally and of Weixin and QQ specifically. Also, please quantify buyer traffic generated through your platform.

Management

Pinduoduo Partnership, page 129

4. Please expand your disclosure to identify the current and any known future members of the Pinduoduo Partnership and the Partnership Committee.

5. We note your added disclosure beginning on page 131 regarding the Pinduoduo Partnership. We may have additional comments on this disclosure once we receive a supplemental copy of the Partnership Agreement, as requested in prior comment 20.

6. You state here that a partner candidate must have had continued service with you "for a meaningful period of time," and that a partner must hold "a meaningful level of equity interests" in your company during his or her tenure as a partner. If the Partnership Agreement will designate specific service and equity interest requirements, please revise to disclose these requirements. Regardless, clarify your reference to "continued service" to elaborate to disclose how such service is established and whether this is equivalent to employment with you.

7. You state in the final paragraph of page 129 that the Pinduoduo Partnership "will be entitled to appoint Executive Directors," and you state in the first paragraph of page 130 that the Executive Director candidate will be "nominated by the Pinduoduo Partnership" and will be appointed "upon approval by the board of directors." Please revise to disclose the procedures to be followed if the board does not approve an Executive Director candidate. Also, address how shareholder approval impacts the election of the Executive Director.

8. Please include disclosure in your prospectus summary and risk factor section describing the significant risks arising from the Pinduoduo Partnership's nomination and appointment rights, its cash bonus determination and allocation rights, and any other source of potential conflict between the interests of the Partnership and those of your investors. If you do not believe such disclosure is required, please provide us with your analysis as to why.

Directors and Executive Officers, page 131

9. Identify your Executive Director(s) or Executive Director nominee(s), if known.

Related Party Transactions

Agreement and Business Cooperation with Tencent, page 141

10. We note that, in response to comment 21, you have revised your disclosure here to describe Tencent's provision of access points on the interface of Weixin Wallet pursuant to the Strategic Cooperation Framework Agreement filed as Exhibit 10.13. Please further expand your disclosure in this section to describe all other material terms of the Strategic Cooperation Agreement, including those listed in the Appendix thereto which relate to payment solutions, user engagement, and any other material aspects of your business. In that regard, we note your related risk factor on page 24 in which you identify multiple cooperation areas and state, "If services provided by Tencent to us become limited . . ., our business may be materially and adversely affected."

Description of Share Capital

Shareholders Agreement, page 153

11. You state here that the "special rights" afforded to certain investors pursuant to the shareholders agreement "will automatically terminate upon the completion of a qualified initial public offering." Please confirm to us, if true, that Tencent's special rights under the agreement (including its right to appoint a director to your board) will terminate upon the completion of a qualified initial public offering. We note in that regard Articles 1.6 and 8.1 of the shareholders agreement filed as Exhibit 4.4 and the definition of "Qualified Initial Public Offering."

Exhibits

12. We note that you have redacted certain information from your exhibits, such as Exhibit 10.4. If you intend to seek confidential treatment for this information, please ensure you follow the requirements set forth in Rule 406 of the Securities Act or tell us why you do not believe you need to do so. For further guidance, please refer to the Division's Staff Legal Bulletin No. 1A (July 11, 2011).

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Robyn Manuel, Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Special Counsel, at (202) 551-3421 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products